# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rivian Automotive, Inc., CIK 0001874178
CUSIP: 76954A103
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 14600 Myford Rd., Irvine, California (CA), 92606
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-106776
Filed by CIK 0001111708

## Reporting persons
- Volkswagen AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 209,769,645; sole dispositive power 0; shared dispositive power 209,769,645; aggregate amount beneficially owned 209,769,645 (15.9% of the class)
  Comment: The reported securities consist of 209,769,645 shares of Class A common stock directly beneficially owned by Volkswagen US-Holding, Inc. (formerly known as Volkswagen International America Inc.), a wholly-owned subsidiary of Volkswagen AG.
- Volkswagen US-Holding, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 209,769,645; sole dispositive power 0; shared dispositive power 209,769,645; aggregate amount beneficially owned 209,769,645 (15.9% of the class)

## Item 1. Issuer
Name of issuer: Rivian Automotive, Inc.
Address of issuer's principal executive offices: 14600 Myford Rd., Irvine, CA 92606

## Item 2. Person Filing
Name of person filing:
This Amendment No. 3 to the Schedule 13G initially filed on October 7, 2024, as amended by Amendment No. 1 filed on February 13, 2025 and Amendment No. 2 filed on July 2, 2025 (this "Schedule 13G/A") is being filed by the following entities (collectively, the "Reporting Persons"):

(i) Volkswagen AG; and
(ii) Volkswagen US-Holding, Inc. (formerly known as Volkswagen International America Inc.) ("VWUSH")
Address of principal business office or, if none, residence:
(i) The address of the principal business office of Volkswagen AG is: Volkswagen AG, Berliner Ring 2, 38440 Wolfsburg, Germany

(ii) The address of the principal business office of VWUSH is: Volkswagen US-Holding, Inc., 12110 Sunset Hills Rd., Suite 600, Reston, VA 20190
Citizenship:
(i) Volkswagen AG: Germany
(ii) VWUSH: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Each of the Reporting Persons may be deemed the beneficial owner of 209,769,645 shares of Class A common stock, par value $0.001 per share, of Rivian Automotive, Inc. (the "Common Stock") held by VWUSH, which is a wholly-owned subsidiary of Volkswagen AG.

The securities reported on this Schedule 13G/A include 62,889,522 shares of Common Stock which were issued by Rivian Automotive, Inc. (the "Company") to VWUSH on April 30, 2026 pursuant to the terms of the Investment Agreement, dated as of November 13, 2024, as amended on April 17, 2025 (as so amended, the "Investment Agreement").
Percent of class:
(i) Volkswagen AG - 15.9%
(ii) VWUSH - 15.9%

The percent of class beneficially owned by the Reporting Persons set forth in this Schedule 13G/A was calculated based on 1,256,505,294 shares of Common Stock outstanding as of April 21, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on April 30, 2026, plus the 62,889,522 shares of Common Stock issued to VWUSH on April 30, 2026 pursuant to the terms of the Investment Agreement.
Sole power to vote or to direct the vote:
(i) Volkswagen AG - 0
(ii) VWUSH - 0
Shared power to vote or to direct the vote:
(i) Volkswagen AG - 209,769,645
(ii) VWUSH - 209,769,645
Sole power to dispose or to direct the disposition:
(i) Volkswagen AG - 0
(ii) VWUSH - 0
Shared power to dispose or to direct the disposition:
(i) Volkswagen AG - 209,769,645
(ii) VWUSH - 209,769,645

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This Schedule 13G/A relates to the shares of Common Stock directly beneficially owned by VWUSH. Volkswagen AG is the parent organization of VWUSH.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement dated October 7, 2024, entered into by the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on October 7, 2024 (SEC File No. 005-93085)). https://www.sec.gov/Archives/edgar/data/1111708/000110465924106776/tm2425403d1_ex99-1.htm.

## Signatures
- Volkswagen AG: /s/ Philip Haarmann, Philip Haarmann/Chief Legal Officer (05/04/2026)
- Volkswagen AG: /s/ Rolf Woller, Rolf Woller/Head of Group Treasury & Investor Relations (05/04/2026)
- Volkswagen US-Holding, Inc.: /s/ Alexander Schuetz, Alexander Schuetz/Executive Director (05/04/2026)
- Volkswagen US-Holding, Inc.: /s/ Anja Guenther, Anja Guenther/Executive Director (05/04/2026)